                    International Bank for Reconstruction and
                                   Development

                                     [LOGO]

                       Management's Discussion & Analysis
                                       and
                    Condensed Quarterly Financial Statements
                               September 30, 1998
                                   (Unaudited)

Table of Contents
September 30, 1998


Management's Discussion and Analysis.......................................     4

Balance Sheet..............................................................     6

Statement of Income........................................................     7

Statement of Comprehensive Income .........................................     8

Statement of Changes in Retained Earnings..................................     8

Statement of Cash Flows....................................................     9

Notes to Financial Statements..............................................    10

Review Report of Independent Accountants...................................    14

Management's Discussion and Analysis

This document should be read in conjunction with IBRD's financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 1998 (FY1998). IBRD undertakes no obligation to update any forward-looking statements made in such document. Only material changes which occurred during the first quarter of FY1999 and which may affect IBRD's financial condition and results of operations are discussed in this document, including policy changes or other significant matters.

Results of Operations and Financial
Highlights

For the three months ended September 30, 1998 (first quarter of FY1999), reported net income was $556 million compared with $316 million in the first quarter of FY1998, an increase of 76%. The main contributing factor to this increase was a gain of $237 million realized upon liquidation of the held-to-maturity investment portfolio during the month of September (see Notes to Financial Statements--Note B). Following the liquidation, the proceeds were re-invested in floating rate securities yielding at-market rates. The underlying fixed rate debt which had previously funded this held-to-maturity portfolio (the held-to-maturity debt) was also swapped into floating rates. The future interest expense on the held-to-maturity debt is greater than IBRD's current funding cost in an amount approximately equivalent to the up-front gain of $237 million. However, the combined effect of selling the held-to-maturity portfolio, reinvesting the proceeds into bank obligations and swapping the held-to-maturity debt from fixed to floating rates allowed IBRD to improve the net spread between the affected assets and liabilities. This gain is approximately $65 million to be applied over the remaining life of the debt of nine years.

Reported net income for the first quarter of FY1999 also includes the effect of $68 million of pension income from the Staff Retirement Plan and other postretirement benefits plans compared to $46 million in the first quarter of FY1998.

During the first quarter of FY1999 IBRD lending commitments reached $5,152 million. Of this amount, $3,500 million related to adjustment lending prompted by the financial crises in East Asia and Eastern Europe. At September 30, 1998, 40% of the total amount committed for adjustment lending during the first quarter was disbursed.

IBRD has reviewed the adequacy of its Accumulated Provision for Loan Losses in light of changes in economic conditions affecting its borrowers and has determined it to be adequate at September 30, 1998.

The net return on average interest-earning assets for the first quarter of FY1999 was 1.67% compared to 1.02% for the first quarter of FY1998 and 0.98% for the entire fiscal year 1998.

The following are highlights of IBRD's financial performance:

                                      FY99           FY98        FY98
USD Millions                         1st Qtr       1st Qtr     Full Year
--------------------------------------------------------------------------------
Net interest in$ome ...........          779      $    508      $  1,970

Average interest-earning assets     $132,683      $122,659      $127,138

Return on loans ...............         6.70%         6.49%         6.54%

Return on Investments .........         9.51%         5.76%         5.62%

Cost of borrowings ............         6.11%         6.04%         6.10%
--------------------------------------------------------------------------------

Funding Resources

Equity

IBRD's subscribed capital at the end of the first quarter of FY1999 was $186,436 million, of which $11,288 million has been paid in. IBRD's equity also included $17,199 million of retained earnings. On July 31, 1998, the Executive Directors allocated $750 million to the General Reserve and $182 million to the Pension Reserve out of the net income earned during FY1998.

Pursuant to the Board of Governors' resolution on allocation of FY1998 net income and transfer from surplus approved on October 8, 1998, an amount of $352 million (in SDRs valued at June 30, 1998) will be transferred, as a grant, to the International Development Association (IDA) and $100 million, as a grant, to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. The $352 million grant to IDA will be drawn upon only after the contributions of other donors to IDA's Eleventh Replenishment have been received. Management currently anticipates this transfer to be paid in FY2003.

Borrowings

At September 30, 1998, the borrowings portfolio stood at $109 billion, of which $49 billion was at variable rates. The currency composition of borrowings outstanding has not changed significantly during the first quarter of FY1999.

Management's Discussion and Analysis

New Loan Pricing


IBRD's principal assets are its loans to member countries, which totaled $110 billion outstanding at the end of the first quarter of FY1999. On July 31, 1998, the Executive Directors approved new loan charges for IBRD loans for which negotiations began on or after July 31, 1998. The new pricing has the following features:


     - The contractual loan spread above IBRD's funding costs is increased to 75 basis points.


     - Introduction of a front-end fee of 100 basis points payable on effectiveness of the loan.


Interest Waivers


An interest waiver of 25 basis points is in effect for all loans covered by the new pricing for payment periods commencing in FY1999. For all other loans eligible for an interest waiver, the waiver is five basis points for payment periods commencing in FY1999.

--------------------------------------------------------------------------------
Balance Sheet
Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                                                September 30, 1998    June 30, 1998
                                                                                                    (Unaudited)
                                                                                                ------------------    -------------
Assets
Due from banks ...............................................................................        $     664         $     767
  Investments--Note B
     Trading .................................................................................           26,633            23,284
     Held-to-maturity ........................................................................             --               2,673
  Assets designated for other postretirement benefits--Note C ................................             --               1,456
  Securities purchased under resale agreements--Trading ......................................              560               466
  Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital .....            1,752             1,890
  Receivable from currency swaps
     Investments--Trading ....................................................................            9,235            10,510
     Borrowings ..............................................................................           60,854            55,767
  Other receivables ..........................................................................            2,771             2,806
  Loans outstanding--Note D
     Total loans .............................................................................          162,049           157,641
     Less undisbursed balance ................................................................           51,846            51,065
                                                                                                      ---------         ---------
        Loans outstanding ....................................................................          110,203           106,576
     Less accumulated provision for loan losses ..............................................            3,350             3,240
                                                                                                      ---------         ---------
        Loans outstanding net of accumulated provision .......................................          106,853           103,336
                                                                                                      ---------         ---------
  Other assets--Note C .......................................................................            2,259             2,016
                                                                                                      ---------         ---------
  Total assets ...............................................................................        $ 211,581         $ 204,971
                                                                                                      ---------         ---------
                                                                                                      ---------         ---------
Liabilities
  Borrowings
     Short-term ..............................................................................        $   5,396         $   6,729
     Medium- and long-term ...................................................................          102,398            96,860
                                                                                                      ---------         ---------
                                                                                                        107,794           103,589
  Securities sold under repurchase agreements and payable for cash collateral received--Note B
     Trading .................................................................................              662               860
     Held-to-maturity ........................................................................             --               1,374
  Payable for currency swaps
     Investments--Trading ....................................................................            9,451            10,113
     Borrowings ..............................................................................           61,778            57,755
  Payable for Board of Governors-approved transfers--Note E ..................................              205               122
  Liabilities for other postretirement benefits--Note C ......................................               91               717
  Other liabilities--Note C ..................................................................            4,287             3,927
                                                                                                      ---------         ---------
        Total liabilities ....................................................................          184,268           178,457
                                                                                                      ---------         ---------
Equity
  Capital stock
     Authorized (1,581,724 shares--September 30, 1998 and  June 30, 1998)
     Subscribed (1,545,457 shares--September 30, 1998 and June 30, 1998) .....................          186,436           186,436
     Less uncalled portion of subscriptions ..................................................          175,148           175,148
                                                                                                      ---------         ---------
                                                                                                         11,288            11,288
  Amounts to maintain value of currency holdings of paid-in capital stock ....................             (596)             (554)
  Payments on account of pending subscriptions ...............................................                7                 7
  Retained earnings (see Statement of Changes in Retained Earnings, Note E) ..................           17,199            16,733
  Accumulated other comprehensive income--Note F .............................................             (585)             (960)
                                                                                                      ---------         ---------
        Total equity .........................................................................           27,313            26,514
                                                                                                      ---------         ---------
  Total liabilities and equity ...............................................................        $ 211,581         $ 204,971
                                                                                                      ---------         ---------
                                                                                                      ---------         ---------




   The Notes to Financial Statements are an integral part of these Statements.

--------------------------------------------------------------------------------
Statement of Income
Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                                               Three Months Ended
                                                                                                  September 30
                                                                                                   (Unaudited)
                                                                                             -----------------------
                                                                                                1998         1997
                                                                                             ----------     --------
Income
   Loans--Note D ......................................................................        $1,835        $1,694
   Investments--Note B
      Trading .........................................................................           312           255
      Held-to-maturity ................................................................           284            40
   Securities purchased under resale agreements .......................................             6             6
   Income from Staff Retirement Plan and other postretirement benefits plans ..........            68            46
   Other ..............................................................................             3             2
                                                                                               ------        ------
        Total income ..................................................................         2,508         2,043
                                                                                               ------        ------
Expenses
   Borrowings .........................................................................         1,631         1,464
   Securities sold under repurchase agreements and payable for cash collateral received            27            22
   Administrative .....................................................................           229           195
   Provision for loan losses--Note D ..................................................            35            12
   Other ..............................................................................          --               4
                                                                                               ------        ------
        Total expenses ................................................................         1,922         1,697
                                                                                               ------        ------
Operating Income ......................................................................           586           346
Less contributions to special programs ................................................            30            30
                                                                                               ------        ------
Net Income ............................................................................        $  556        $  316
                                                                                               ------        ------
                                                                                               ------        ------


   The Notes to Financial Statements are an integral part of these Statements.

--------------------------------------------------------------------------------
Statement of Comprehensive Income
Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------


                                            Three Months Ended
                                               September 30
                                               (Unaudited)
                                             1998        1997
                                           -------      -------
Net income ........................        $ 556        $ 316
Other comprehensive income--Note F
   Currency translation adjustments          375         (366)
                                           -----        -----
Total other comprehensive income ..          375         (366)
                                           -----        -----
Comprehensive income (loss) .......        $ 931        $ (50)
                                           -----        -----
                                           -----        -----



--------------------------------------------------------------------------------
Statement of Changes in Retained Earnings
Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------


                                                             Three Months Ended
                                                                September 30
                                                                (Unaudited)
                                                         -------------------------
                                                           1998             1997
                                                         --------         --------
Retained earnings at beginning of the fiscal year        $ 16,733         $ 16,194
   Board of Governors-approved transfers--Note E              (90)            (554)
   Net income for the period ....................             556              316
                                                         --------         --------
Retained earnings at end of the period ..........        $ 17,199         $ 15,956
                                                         --------         --------
                                                         --------         --------


   The Notes to Financial Statements are an integral part of these Statements.

--------------------------------------------------------------------------------
Statement of Cash Flows
Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                                        Three Months Ended September 30
                                                                                                  (Unaudited)
                                                                                          ---------------------------
                                                                                             1998            1997
                                                                                          -----------      ----------
Cash flows from lending and investing activities
   Loans
      Disbursements ...............................................................        $ (3,745)        $ (3,289)
      Principal repayments and prepayments ........................................           2,658            3,143
   Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under repurchase
        agreements ................................................................         (13,266)          (6,161)
      Maturities of securities and proceeds from securities sold under repurchase
        agreements ................................................................          13,426            6,181
      Proceeds from sale of held-to-maturity portfolio ............................           1,389             --
                                                                                           --------         --------
           Net cash provided by (used in) lending and investing activities ........             462             (126)
                                                                                           --------         --------
Cash flows used for payments for Board of Governors-approved transfers ............              (9)            (608)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues ..................................................................           3,987            4,597
      Retirements .................................................................          (1,597)          (4,337)
   Net short-term borrowings ......................................................          (1,376)           1,089
   Net currency swaps .............................................................            (196)             112
   Net capital stock transactions .................................................             120               31
                                                                                           --------         --------
           Net cash provided by financing activities ..............................             938            1,492
                                                                                           --------         --------
Cash flows from operating activities
   Net income .....................................................................             556              316
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization ...............................................             164              185
      Provision for loan losses ...................................................              35               12
      Net changes in other assets and liabilities .................................              (9)             (89)
      Gain on sale of held-to-maturity portfolio ..................................            (237)            --
                                                                                           --------         --------
           Net cash provided by operating activities ..............................             509              424
                                                                                           --------         --------
Effect on liquid investments due to decrease in net assets associated with other
   postretirement benefits ........................................................             650             --
Effect of exchange rate changes on unrestricted cash and liquid investments .......             203              (87)
                                                                                           --------         --------
Net increase in unrestricted cash and liquid investments ..........................           2,753            1,095
Unrestricted cash and liquid investments at beginning of the fiscal year ..........          23,349           16,829
                                                                                           --------         --------
Unrestricted cash and liquid investments at end of the period .....................        $ 26,102         $ 17,924
                                                                                           --------         --------
                                                                                           --------         --------
Composed of
   Investments held in trading portfolio ..........................................        $ 26,633         $ 18,846
   Unrestricted currencies (included in Due from banks) ...........................              51               24
   Net payable for investment securities traded/purchased .........................            (264)            (514)
   Net (payable) receivable from currency swaps--Investments ......................            (216)              30
   Net payable for securities purchased/sold under resale/repurchase agreements and
      payable for cash collateral received ........................................            (102)            (462)
                                                                                           --------         --------
                                                                                           $ 26,102         $ 17,924
                                                                                           --------         --------
                                                                                           --------         --------
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding ...........................................................        $  2,540         $ (2,399)
      Investments: Held-to-maturity ...............................................              13              (44)
      Borrowings ..................................................................           2,984           (2,285)
      Currency swaps--Borrowings ..................................................            (868)             307



   The Notes to Financial Statements are an integral part of these Statements.

--------------------------------------------------------------------------------
Notes to Financial Statements

--------------------------------------------------------------------------------

Note A--Financial Information

The unaudited condensed financial statements should be read in conjunction with the June 30, 1998 financial statements and the notes included therein. A review of the interim financial information for the three months ended September 30, 1998 and 1997, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

Note B--Investments

In 1994 IBRD purchased long-term sterling-denominated UK government securities for the purpose of matching the duration of several sterling-denominated long-term liabilities. IBRD intended to hold these securities until maturity and use their proceeds to liquidate the sterling liabilities as they became due.

In September 1998 IBRD decided to take advantage of unusually favorable market conditions by executing swap agreements that effectively transformed the sterling liabilities into floating rate obligations. At the same time, the sterling UK government securities in the held-to-maturity portfolio were liquidated and the proceeds reinvested in floating rate securities.


At the time of their liquidation, the sterling UK government securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million respectively. This resulted in a realized gain of $237 million upon liquidation.

Note C--Other Postretirement Benefits Plans

At June 30, 1998, the balance sheet included $1,456 million in assets and $717 million in liabilities related to the Retired Staff Benefits Plan (RSBP). The benefits of this plan were grouped in accounts of two major types: health and life insurance benefits, and pension benefits administered outside the Staff Retirement Plan (SRP), and cover substantially all the staff of IBRD, the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). During the first quarter of fiscal year 1999 the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet and treated in accordance with Statement of Financial Accounting Standards (SFAS) 106, "Employer's Accounting for Postretirement Benefits Other than Pensions". As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million respectively. The $650 million of assets that remained on the balance sheet has been incorporated in Trading investments. The $91 million of liabilities for other postretirement benefits shown on the balance sheet represents other pension benefits administered outside the SRP.

The difference between the value of the off-balance sheet assets and liabilities remaining in the RSBP represents a prepaid postretirement benefits cost. The portion of this prepaid asset that is attributable to IBRD has been included in Other Assets on the balance sheet. At September 30, 1998, amounts payable to the International Development Association (IDA), IFC, and MIGA representing their shares of the remaining net assets previously designated to satisfy postretirement benefits totaled $132 million. These amounts are included in Other Liabilities on the balance sheet.

Note D--Loans and Guarantees

Financial Terms of Loans

For loans negotiated on or after July 31, 1998, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

Waivers of Loan Interest and Charges

For payment periods beginning during the fiscal year ending June 30, 1999, the Executive Directors have approved an interest waiver of five basis points on disbursed and outstanding loans, except that for new loans negotiated on or after July 31, 1998, which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A waiver of 25 basis points was in effect for the fiscal year ended June 30, 1998.

--------------------------------------------------------------------------------
Notes to Financial Statements

--------------------------------------------------------------------------------

For the three months ended September 30, 1998 and 1997, the effect of this waiver was to reduce Net Income by $54 million and $61 million, respectively.

Further, on July 31, 1998, the Executive Directors approved a one-year commitment charge waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1999. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1998. For the three months ended September 30, 1998 and 1997, the effect of the commitment charge waiver was to reduce Net Income by $52 million and $54 million, respectively.

Overdue Amounts

At September 30, 1998, no loans payable to IBRD, other than those referred to in the following paragraphs, were overdue by more than three months.

At September 30, 1998, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,089 million ($2,044 million--June 30, 1998), of which $1,208 million ($1,142 million--June 30, 1998) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $979 million ($948 million--June 30, 1998). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 1998 would have been higher by $14 million ($31 million--September 30, 1997). A summary of countries with loans in nonaccrual status follows:

In millions

-------------------------------------------------------------------------------------------------------------------------
                                                                             September 30, 1998
                                                            -------------------------------------------------------------
                                                              Principal   Principal, interest and        Nonaccrual
Borrower                                                     outstanding      charges overdue             since
-------------------------------------------------------------------------------------------------------------------------
With overdues
   Congo, Democratic Republic of ......................        $   83           $   88                 November 1993
   Congo, Republic of .................................            69               26                 November 1997
   Iraq ...............................................            46               74                 December 1990
   Liberia ............................................           138              269                 June 1987
   Sudan ..............................................             6                5                 January 1994
   Syrian Arab Republic ...............................            64              218(a)              February 1987
   Yugoslavia, Federal Republic of (Serbia/Montenegro)          1,116            1,507                 September 1992
                                                               ------           ------
   Total ..............................................         1,522            2,187
Without overdues
   Bosnia and Herzegovina .............................           567             --                   September 1992
                                                               ------           ------

Total .................................................        $2,089           $2,187
                                                               ------           ------
                                                               ------           ------

----------
(a) Represents interest and charges overdue.

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

The average recorded investment in nonaccruing loans during the three months ended September 30, 1998 was $2,054 million ($2,257 million--September 30,
1997).

During the three months ended September 30, 1998 and September 30, 1997, no loans came out of nonaccrual status.

Accumulated Provision for Loan Losses

An analysis of the changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 1998 and for the fiscal year ended June 30, 1998 appears below:

In millions
-------------------------------------------------------------------------------

                                      September 30      June 30
                                      ------------    ----------
Balance, beginning of the fiscal
   year .......................         $ 3,240        $ 3,210
Provision for loan losses ......             35            251
Translation adjustment .........             75           (221)
                                        -------        -------
Balance, end of the period .....        $ 3,350        $ 3,240
                                        -------        -------
                                        -------        -------
-------------------------------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $3,350 million ($3,240 million--June 30, 1998), $1,000 million is attributable to the nonaccruing loan portfolio at September 30, 1998 ($1,000 million--June 30, 1998).

Guarantees

Guarantees of $2,054 million at September 30, 1998 ($2,047 million--June 30,
1998) were not included in reported loan balances. At September 30, 1998, $363 million of these guarantees were subject to call ($371 million--June 30, 1998).

Fifth Dimension Program

Under the Fifth Dimension program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At September 30, 1998, IDA had approved credits of $1,575 million ($1,590 million--June 30, 1998) under this program from inception, of which $1,532 million ($1,531 million--June 30, 1998) had been disbursed to the eligible countries.

Note E--Retained Earnings, Allocations and Transfers

Retained Earnings is comprised of the following elements at September 30, 1998 and June 30, 1998:


In millions
-------------------------------------------------------------------------------

                                 June 30    September 30
                                ---------   ------------
Special Reserve ......           $   293       $   293

General Reserve ......            15,409        14,659
Pension Reserve ......               294           112
Surplus ..............               336           426
Unallocated Net Income               867         1,243
                                 -------       -------
                                 -------       -------
Total ................           $17,199       $16,733
                                 -------       -------
                                 -------       -------
-------------------------------------------------------------------------------

On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

On July 31, 1998, the Executive Directors allocated $750 million of the net income earned in the fiscal year ended June 30, 1998 to the General Reserve and $182 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1998. This Pension Reserve would be reduced if in any future fiscal year, pension accounting expenses were to exceed the actual funding of the Plan. On October 8, 1998, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $210 million in SDRs (valued at June 30, 1998) to IDA by way of grant and a grant of $100 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors also approved that $142 million in SDRs (valued at June 30, 1998) be transferred to IDA from Surplus by way of grant. The total amount of these transfers by IBRD to IDA ($352 million) is to be drawn upon only after all contributions of other IDA donors to IDA's Eleventh Replenishment have been received.

--------------------------------------------------------------------------------
Notes to Financial Statements

--------------------------------------------------------------------------------


Note F--Comprehensive Income


During the first quarter of fiscal year 1999, IBRD adopted the Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 defines and establishes the standards for reporting comprehensive income. Under SFAS No. 130 certain items which historically were not recognized in the calculation of net income are now included in the broader definition of comprehensive income. For IBRD comprehensive income includes currency translation adjustments in addition to net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 1998 and 1997:


In millions
------------------------------------------------------------------------------------------------------------------
                                                           1998                               1997
                                              ----------------------------------   -------------------------------
                                              Cumulative       Accumulated Other   Cumulative    Accumulated Other
                                              Translation       Comprehensive      Translation     Comprehensive
                                               Adjustment          Income          Adjustment         Income
                                               ----------          ------          ----------         ------
Balance, beginning of the fiscal year            $(960)            $(960)            $  85             $  85
Changes from period activity ........              375               375              (366)             (366)
                                                 -----             -----             -----             -----
Balance, end of the period ..........            $(585)            $(585)            $(281)            $(281)
                                                 -----             -----             -----             -----
                                                 -----             -----             -----             -----
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Review Report of Independent Accountants

--------------------------------------------------------------------------------


Deloitte Touche
       Tohmatsu
(International Firm)
                                 1900 M Street NW
                                 Washington, DC

President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30,1998, and the related condensed statements of income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 1998 and 1997. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with the International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 1998, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the year then ended (not presented herein); and in our report dated July 29, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 1998 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/Deloitte Touche Tohmatsu (International Firm)

November 12, 1998

NOVEMBER 13, 1998   INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
05:04:43                        LIABILITIES MANAGEMENT SYSTEM              Page   1

                            SEC Report On Changes in Borrowings
                     NEW BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Czech Koruna
------------
CZK 1 BILLION 12.375% GLOBAL NOTES DUE JULY 20, 2001           717     CZK        1    1,000,000,000       31,214,883    20-JUL-1998

Pounds sterling
---------------
GBP 150 MILLION REOPENING GBP 300 MILLION 7.125% DUE 7/30/07   607     GBP        2      150,000,000      251,970,000    22-SEP-1998
GBP 50 mil reopening of the GBP450mil 7.125% due 7/30/07       607     GBP        3       50,000,000       83,990,000    22-SEP-1998
GBP 53 million Euronote due July 13, 2000                      716     GBP        1       53,000,000       86,469,500    13-JUL-1998
GBP 23.5 MILLION EURONOTE DUE SEPTEMBER 16, 2000               729     GBP        1       23,500,000       39,374,250    16-SEP-1998
                                                                                                       -------------
** Total By Currency                                                                                     461,803,750
                                                                                                       -------------


Greek drachmas
--------------
GRD 10 BILLION 3 YEAR EUROBONDS DUE JULY 17, 2001              715     GRD        1   10,000,000,000        33,476,165   17-JUL-1998
GRD 10 BILLION 8.50% 3-YEAR NOTES DUE 8/14/01                  723     GRD        1   10,000,000,000        33,898,305   14-AUG-1998
GRD 20 billion 8.5% EuroNotes due August 14, 2001              723     GRD        2   20,000,000,000        67,796,610   14-AUG-1998
                                                                                                       --------------
** Total By Currency                                                                                      135,171,080
                                                                                                       --------------

NOVEMBER 13, 1998    INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT          ACT_RPT_025
05:04:43                         LIABILITIES MANAGEMENT SYSTEM                      Page   2

                            SEC Report On Changes in Borrowings
                       NEW BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Hong Kong dollars
-----------------

HKD 1 B FRNS DUE 08/2000                                        718     HKD       1    1,000,000,000       129,044,746   13-AUG-1998
HKD 300 MILLION 9.86% NOTES DUE FEB. 10, 2000                   719     HKD       1      300,000,000        38,713,424   10-AUG-1998
HKD 1.0 BILLION 10.75% NOTES DUE AUGUST 25, 2000                724     HKD       1    1,000,000,000       129,043,914   25-AUG-1998
                                                                                                       --------------
** Total By Currency                                                                                      296,802,084
                                                                                                       --------------


Italian lire
------------
ITL 150 BIL. CALL.STEP-DOWN FIX/REVERSE FLOATER DUE 7/9/13       66     ITL       1  150,000,000,000        83,928,292   09-JUL-1998
ITL 50 BIL. STEP DOWN FIXED/REVERSE BONDS DUE JULY 9, 2013       66     ITL       2   50,000,000,000        27,976,097   09-JUL-1998
ITL 50 BIL STEP DOWN FIXED/REVERSED BONDS DUE JULY 9, 2013       66     ITL       3   50,000,000,000        27,976,097   09-JUL-1998
ITL 50 Bil Increase of 15-year Callable Stepdown bonds           66     ITL       4   50,000,000,000        27,976,097   09-JUL-1998
ITL 150 BILL CALL STEP DOWN FIX/REVERSE FLOATER DUE 7/29/13      68     ITL       1  150,000,000,000        85,418,980   29-JUL-1998
ITL 75 BIL. FIXED REVERSE FLOATER BONDS DUE JULY 29, 2013        68     ITL       2   75,000,000,000        42,709,490   29-JUL-1998
ITL 50 BIL. FIXED REVERSE FLOATER BONDS DUE JULY 29, 2013        68     ITL       3   50,000,000,000        28,472,993   29-JUL-1998
ITL 300 BILL MULTICALLABLE FIXED/REVERSE FLOATER DUE 7/31/13     69     ITL       1  300,000,000,000       171,553,070   31-JUL-1998
ITL 100BN REOPENING FIXED REVERSE FRN DUE 7/31/2013              69     ITL       2  100,000,000,000        57,184,357   31-JUL-1998
ITL 100 BIL. MUTIL CALL REVERSE FLOATER DUE AUGUST 19, 2013      70     ITL       1  100,000,000,000        56,505,156   19-AUG-1998
ITL 50 BIL. MULTI-CALL REVERSE FLOATER DUE AUGUST 19, 2013       70     ITL       2   50,000,000,000        28,252,578   19-AUG-1998
ITL 50 BIL. MULTI CALL REVERSE FLOATER DUE AUGUST 19, 2013       70     ITL       3   50,000,000,000        28,252,578   19-AUG-1998
ITL 40 BIL. 15 YEAR MULTI CALL. REV.FLOATER DUE AUG. 9, 2013     70     ITL       4   40,000,000,000        22,602,062   19-AUG-1998
ITL 300 BILLION MULTI CALL REVERSE FLOATER DUE AUG. 28, 2014     71     ITL       1  300,000,000,000       168,335,999   28-AUG-1998
ITL 100 BILLION 10 YEAR RANGE FLOATER DUE AUGUST 20, 2008        72     ITL       1  100,000,000,000        56,372,646   20-AUG-1998
ITL 150 Bill multicall stepdown fix/reverse float due 9/9/15     73     ITL       1  150,000,000,000        88,430,361   09-SEP-1998

NOVEMBER 13, 1998            INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT            ACT_RPT_025
05:04:43                                 LIABILITIES MANAGEMENT SYSTEM                        Page   3

                                     SEC Report On Changes in Borrowings
                                   NEW BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
ITL 125 BILL MULTICALL STEPDOWN FIX/REVERSE FLOAT DUE9/18/15     74   ITL        1   125,000,000,000        74,570,771   18-SEP-1998
ITL 150Bill multicall stepdown fix/reverse float due 9/29/16     77   ITL        1   150,000,000,000        91,139,979   29-SEP-1998
ITL 100 BILL MULTICALL STEPDOWN FIX/REVERSE FLOAT DUE 9/2018     79   ITL        1   100,000,000,000        60,759,986   29-SEP-1998
                                                                                                       --------------
** Total By Currency                                                                                    1,228,417,589
                                                                                                       --------------


New Zealand dollars
-------------------
NZD 100 MILLION REOPENING 7.25% GLOBAL NOTES DUE 4/9/2001       687   NZD        2       100,000,000        50,850,000   01-JUL-1998

United States dollars
---------------------
USD 300M REOPEN OF USD 2BILL 5.75% EURONOTES DUE FEB 6,2008     665   USD        2       300,000,000       300,000,000   18-SEP-1998
USD 200M REOPEN OF USD 2.3BILL 5.75% EURONOTES DUE FEB 6,08     665   USD        3       200,000,000       200,000,000   18-SEP-1998
USD 500 MILLION 5.75% EURONOTE DUE AUGUST 12, 2005              725   USD        1       500,000,000       500,000,000   12-AUG-1998
USD 17 MILLION 5.22% EURONOTES DUE August 7, 2003               726   USD        1        17,000,000        17,000,000   07-AUG-1998
                                                                                                       -------------
** Total By Currency                                                                                    1,017,000,000
                                                                                                       -------------


European currency units
-----------------------
EURO 500 MILLION EUROBOND 4.25% DUE SEPTEMBER 8, 2005           731   XEU        1       500,000,000       564,970,000   08-SEP-1998

NOVEMBER 13, 1998              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT               ACT_RPT_025
05:04:43                                   LIABILITIES MANAGEMENT SYSTEM                           Page   4

                                       SEC Report On Changes in Borrowings
                                     NEW BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
South African Rand
------------------
ZAR 1 BILLION ZERO COUPON NOTES DUE 4/4/2017                  572     ZAR        7      1,000,000,000     158,692,370   21-JUL-1998
ZAR 2 BILLION RE-OPENING OF ZERO COUPON DUE DEC. 29, 2028     638     ZAR        7      2,000,000,000     326,397,400   15-JUL-1998
ZAR 200 million 15% euro-notes due July 30, 2002 (GDIF 720)   720     ZAR        1        200,000,000      31,992,322   30-JUL-1998
ZAR 200 MILLION 16.0% EURO-NOTES DUE AUGUST 14, 2001          722     ZAR        1        200,000,000      31,688,188   14-AUG-1998
ZAR 200 MILLION 16.00% EURO NOTES DUE AUGUST 14, 2001         722     ZAR        2        200,000,000      31,688,188   14-AUG-1998
                                                                                                      ---------------
** Total By Currency                                                                                      580,458,468
                                                                                                      ---------------

                                                                                                      ---------------
** Total By Source                                                                                      4,366,687,854
                                                                                                      ---------------

NOVEMBER 13, 1998        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT               ACT_RPT_025
05:04:43                             LIABILITIES MANAGEMENT SYSTEM                           Page   5

                                 SEC Report On Changes in Borrowings
                               NEW BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Private

Description                                                 Issue #  Currency  Tranche  Bond Amount  US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Hong Kong dollars
-----------------
HKD 300 MILLION 11.20% BONDS DUE JULY 8, 2001                 711     HKD        1       300,000,000       38,724,668   08-JUL-1998

Japanese yen
------------
JPY 2 BILL 20 YR POWERED REV DUAL CURR DUE 9/25/18             75     JPY        1     2,000,000,000       14,723,745   25-SEP-1998

United States dollars
---------------------
USD FX LINKED BOND DUE SEPTEMBER 25, 2001                      78     USD        1        20,000,000       20,000,000   24-SEP-1998
                                                                                                        ------------
** Total By Source                                                                                        73,448,413
                                                                                                        ------------

NOVEMBER 13, 1998         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT               ACT_RPT_025
05:04:43                              LIABILITIES MANAGEMENT SYSTEM                           Page   6

                                  SEC Report On Changes in Borrowings
                                MATURED BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Official

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
Deutsche mark
-------------
6.15% DEM Note of 1993, due 1998 (Rollover DEM 255)           279     DEM        1       250,000,000      141,003,948    1-AUG-1998




* Indicates Partial Maturity

NOVEMBER 13, 1998     INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT               ACT_RPT_025
05:04:43                          LIABILITIES MANAGEMENT SYSTEM                           Page   7

                              SEC Report On Changes in Borrowings
                            MATURED BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
Spanish pesetas
---------------
10.625 ESB Bonds of 1988, due 1998                               2     ESP        1   10,000,000,000       67,640,693   08-SEP-1998
9.75% Spanish Pesetas Bonds of 1993 due 1998                    14     ESP        1   10,000,000,000       66,207,627   04-AUG-1998
                                                                                                     ---------------
** Total By Currency                                                                                     133,848,320
                                                                                                     ---------------

Greek drachmas
--------------
GRD 20 Billion FRN of 1995, due September 7, 1998              511     GRD        1   20,000,000,000       67,170,445   07-SEP-1998

Japanese yen
------------
6.60% JPY/AUD Dual Currency Bonds of 1996, due Jul 17, 1998     15     JPY        1       72,036,949          512,172   17-JUL-1998
5.0% JPY/USD Dual Currency Bonds of 1996, due Jul 30, 1998      16     JPY        1      237,933,063        1,674,406   30-JUL-1998
5.10% JPY/USD Dual Currency Bonds of 96, due August 27, 1998    19     JPY        1       32,340,000          224,818   27-AUG-1998
6.62% JPY/AUD Dual Currency Bonds of 1996, due Aug 13, 1998     20     JPY        1      114,285,600          777,982   13-AUG-1998
5.25% Y Bonds of 1988, due 1998 (5th Offering A) Ref.58/20b)   163     JPY        1   69,649,000,000      476,395,349   19-AUG-1998
                                                                                                     ---------------
** Total By Currency                                                                                     479,584,727
                                                                                                     ---------------




* Indicates Partial Maturity

NOVEMBER 13, 1998        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                 ACT_RPT_025
05:04:43                             LIABILITIES MANAGEMENT SYSTEM                             Page   8

                                 SEC Report On Changes in Borrowings
                               MATURED BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
United States dollars
---------------------
USD Zero Coupon of 1985, due 15 Aug. 1998                     189     USD        14       17,766,000       17,766,000   15-AUG-1998
                                                                                                       --------------
** Total By Source                                                                                        698,369,492
                                                                                                       --------------


* Indicates Partial Maturity

NOVEMBER 13, 1998       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT           ACT_RPT_025
05:04:43                            LIABILITIES MANAGEMENT SYSTEM                       Page   9

                                 SEC Report On Changes in Borrowings
                        MATURED BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Private

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen
------------
5.40% JPY Bonds of 1988, due Aug. 3, 1998 (Series G)          162     JPY        1    10,000,000,000       70,200,070   03-AUG-1998






* Indicates Partial Maturity

NOVEMBER 13, 1998        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT             ACT_RPT_025
05:04:43                             LIABILITIES MANAGEMENT SYSTEM                         Page   10

                                 SEC Report On Changes in Borrowings
                          MATURED BORROWINGS (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Loans

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
5.80% JPY Loan of 1987, due Feb. 16, 2001                     123     JPY        1     1,800,000,000       12,244,898  17-AUG-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1994/2001                      125     JPY        3     1,000,000,000        6,925,208  10-AUG-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1996-2001                      127     JPY        1       660,000,000        4,673,228  31-JUL-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                      131     JPY        1     2,700,000,000       19,494,585  10-JUL-1998 *
JAPANESE YEN LOAN OF 1987, DUE 1993-1998                      135     JPY        1     3,000,000,000       20,790,021  21-AUG-1998
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                      136     JPY        1     1,350,000,000        9,747,292  10-JUL-1998 *
5.5% JPY Loan of 1988, due Mar.25, 98/03(Ref. #64/JPY 45b)    154     JPY        1     5,900,000,000       43,435,047  25-SEP-1998 *
                                                                                                       -------------
** Total By Currency                                                                                     117,310,279
                                                                                                       -------------


Netherlands guilders
--------------------

8.125% NLG LOAN OF 1985, DUE 1993-2000                         72     NLG        1        12,500,000        6,096,966  10-JUL-1998 *
                                                                                                       -------------
** Total By Source                                                                                       123,407,245
                                                                                                       -------------





* Indicates Partial Maturity

NOVEMBER 13, 1998      INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT              ACT_RPT_025
05:04:43                           LIABILITIES MANAGEMENT SYSTEM                          Page   11

                               SEC Report On Changes in Borrowings
                        MATURED BORROWINGS (COLTS) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
United States dollars
---------------------
7.45% COLTS DUE 15-SEP-1998                                   284     USD        1        11,700,000       11,700,000   15-SEP-1998
6.5% COLTS DUE 15-SEP-1998                                    287     USD        1         3,250,000        3,250,000   15-SEP-1998
5.85% COLTS DUE 15-SEP-1998                                   288     USD        1         1,000,000        1,000,000   15-SEP-1998
7.5% COLTS DUE 01-JUL-1998                                    297     USD        1         3,627,000        3,627,000   01-JUL-1998
9.45% COLTS DUE 15-SEP-1998                                   304     USD        1            25,000           25,000   15-SEP-1998
9.375% COLTS DUE 15-SEP-1998                                  310     USD        1         1,000,000        1,000,000   15-SEP-1998
7.45% COLTS DUE 15-SEP-1998                                   351     USD        1         5,000,000        5,000,000   15-SEP-1998
5.85% COLTS DUE 15-SEP-1998                                   408     USD        1         4,700,000        4,700,000   15-SEP-1998
9.35% COLTS DUE 01-JUL-1998                                   494     USD        1         2,000,000        2,000,000   01-JUL-1998
9.3% COLTS DUE 01-JUL-1998                                    496     USD        1            50,000           50,000   01-JUL-1998
9.3% COLTS DUE 01-JUL-1998                                    497     USD        1           100,000          100,000   01-JUL-1998
9.4% COLTS DUE 15-SEP-1998                                    504     USD        1         1,000,000        1,000,000   15-SEP-1998
9.52% COLTS DUE 20-JUL-1998                                   527     USD        1        10,000,000       10,000,000   20-JUL-1998
9.55% COLTS DUE 20-JUL-1998                                   531     USD        1           250,000          250,000   20-JUL-1998
9.55% COLTS DUE 15-JUL-1998                                   532     USD        1         7,350,000        7,350,000   15-JUL-1998
9.53% COLTS DUE 20-JUL-1998                                   536     USD        1         4,880,000        4,880,000   20-JUL-1998
9.55% COLTS DUE 01-AUG-1998                                   539     USD        1            25,000           25,000   01-AUG-1998
9.65% COLTS DUE 10-JUL-1998                                   556     USD        1         2,000,000        2,000,000   10-JUL-1998
11% COLTS DUE 15-SEP-1998                                     597     USD        1         1,000,000        1,000,000   15-SEP-1998
10.5% COLTS DUE 15-SEP-1998                                   598     USD        1         1,000,000        1,000,000   15-SEP-1998
9.62% COLTS DUE 01-SEP-1998                                   599     USD        1        10,000,000       10,000,000   01-SEP-1998
0% COLTS DUE 10-AUG-1998                                      612     USD        1            60,000           60,000   10-AUG-1998
9.75% COLTS DUE 01-SEP-1998                                   639     USD        1            25,000           25,000   01-SEP-1998
9.77% COLTS DUE 01-SEP-1998                                   642     USD        1            50,000           50,000   01-SEP-1998
9.77% COLTS DUE 01-SEP-1998                                   643     USD        1           270,000          270,000   01-SEP-1998
9.8% COLTS DUE 01-SEP-1998                                    649     USD        1            83,000           83,000   01-SEP-1998
9.75% COLTS DUE 15-SEP-1998                                   652     USD        1           250,000          250,000   15-SEP-1998

NOVEMBER 13, 1998         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT               ACT_RPT_025
05:04:43                              LIABILITIES MANAGEMENT SYSTEM                           Page   12

                                  SEC Report On Changes in Borrowings
                           MATURED BORROWINGS (COLTS) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

                                                                                         Redemption                    Redemption
Description                                                 Issue #  Currency  Tranche     Amount    US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
9.32% COLTS DUE 15-SEP-1998                                   681     USD        1           500,000          500,000   15-SEP-1998
9.45% COLTS DUE 28-SEP-1998                                   691     USD        1            25,000           25,000   28-SEP-1998
9.5% COLTS DUE 15-SEP-1998                                    698     USD        1            50,000           50,000   15-SEP-1998
9.3% COLTS DUE 15-SEP-1998                                    714     USD        1           425,000          425,000   15-SEP-1998
9.5% COLTS DUE 15-SEP-1998                                    846     USD        1           300,000          300,000   15-SEP-1998
8.5% COLTS DUE 15-SEP-1998                                   1309     USD        1           385,000          385,000   15-SEP-1998
9.06% COLTS DUE 15-SEP-1998                                  1439     USD        1           150,000          150,000   15-SEP-1998
9% COLTS DUE 15-SEP-1998                                     1441     USD        1            50,000           50,000   15-SEP-1998
9.2% COLTS DUE 28-AUG-1998                                   1456     USD        1         2,500,000        2,500,000   28-AUG-1998
8.125% COLTS DUE 15-SEP-1998                                 1540     USD        1            30,000           30,000   15-SEP-1998
8.45% COLTS DUE 03-JUL-1998                                  1556     USD        1         1,000,000        1,000,000   03-JUL-1998
                                                                                                       -------------
** Total By Currency                                                                                      76,110,000
                                                                                                       -------------

                                                                                                       -------------
** Total By Source                                                                                        76,110,000
                                                                                                       -------------

NOVEMBER 13, 1998         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                  ACT_RPT_025
05:04:43                              LIABILITIES MANAGEMENT SYSTEM                              Page   13

                                  SEC Report On Changes in Borrowings
                         PREPAYMENT ADVICES (MLT) 01-JUL-1998  thru  30-SEP-1998



Source    :    Public

                                                                                        Prepayment                     Prepayment
Description                                                 Issue #  Currency  Tranche    Amount     US$ Equivalent       Date
------------------------------------------------------------------------------------------------------------------------------------
Italian lire
------------
ITL 300 BILLION EURO LIRA CALLABLE 7/22/98 DUE JULY 22, 2004   37     ITL        1   300,000,000,000      170,703,812   22-JUL-1998
